1912 Farmer Brothers Drive

Northlake, Texas 76262

December 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4041

Attention: Gregory Herbers

Re:	Farmer Bros. Co.

Registration Statement on Form S-3

File No. 333-260973

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Farmer Bros. Co. (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-260973), so that it will be declared effective at 4:00 p.m. Eastern Time on December 8, 2021, or as soon as possible thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Bass, Berry & Sims PLC by calling Tatjana Paterno at (615) 742-7928.

Very truly yours,

Farmer Bros. Co.

By:	/s/ Scott R. Drake
Scott R. Drake
Chief Financial Officer